UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________________________________________
FORM SD
Specialized Disclosure Report

 __________________________________________________
INFINERA CORPORATION
(Exact name of registrant as specified in its charter)

__________________________________________________

Delaware	001-33486	77-0560433
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

140 Caspian Court, Sunnyvale, California	94089
(Address of principal executive offices)	(Zip Code)

Michael Post	(408) 572-5200
(Name and telephone number, including area code, of the person to contact in connection with this report.)
Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

Infinera Corporation (the “Company”) provides optical transport networking equipment, software and services to Tier 1 and Tier 2 telecommunications service providers, Internet content providers, cable operators, wholesale and enterprise carriers, research and education institutions, and government entities (collectively, “Service Providers”) across the globe. Optical transport networks are deployed by Service Providers facing significant demands for transmission capacity prompted by increased use of high-speed Internet access, mobile broadband, high-definition video streaming services, business Ethernet services and cloud-based services. We call our solution for Service Providers the Infinera Intelligent Transport Network.

The Company’s products include the (i) DTN platform; (ii) DTN-X platform; (iii) ATN platform; and (iv) Cloud Xpress platform. The DTN, DTN-X, ATN and Cloud Xpress platforms are built upon and connected to one another using an optical “line system,” which we refer to as the Infinera Line System, and collectively, which we refer to as the “Covered Products.”

The Company has adopted a Conflict Minerals Policy, which is available on its website at http://www.infinera.com/company/social_responsibility/transparency_and_compliance-conflict_minerals_policy.html on the Corporate Social Responsibility webpage. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference in this Form SD.
Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
In accordance with the disclosure requirements promulgated by the U.S. Securities and Exchange Commission, the Company has undertaken efforts to determine its conflict minerals reporting requirements for the period from January 1, 2014 to December 31, 2014. The term “conflict minerals” is defined in Section 1502(e)(4) of the Act as (A) columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted), cassiterite (the metal ore from which tin is extracted), gold; wolframite (the metal ore from which tungsten is extracted), or their derivatives (“3TG”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo (“DRC”) or the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”).
The Company has determined that during 2014 it has manufactured (or contracted to manufacture) products as to which conflict minerals are necessary to the functionality or production of the Covered Products. As is required, the Company conducted a good faith reasonable country of origin inquiry (“RCOI”) to determine whether the necessary conflict minerals originated in the Covered Countries or came from recycled or scrap sources.
The Company’s RCOI process included conducting an inquiry of its direct suppliers using the Conflict-Free Sourcing Initiative’s Conflict Minerals Reporting Template. The Company relied upon its suppliers’ representations regarding the origin of their minerals and their smelter data to determine the source of the conflict minerals within its supply chain. In addition, the Company obtained additional country of origin information for the smelters within our supply chain through its membership to the Conflict-Free Sourcing Initiative. Based on the results of our RCOI, the Company exercised due diligence on the source and chain of custody of the conflict minerals.
The Company has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report, which appears as Exhibit 1.01 hereto and is publicly available on the Company’s website at www.infinera.com.
Conflict Minerals Disclosure

This Form SD of the Company is filed pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2014 to December 31, 2014.

A copy of the Company's Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available at www.infinera.com.

Item 1.02 Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.
Section 2 - Exhibits

The following exhibit is filed as part of this report.

Item 2.01 Exhibits

Exhibit 1.01 - Conflict Minerals Report for the reporting period January 1, 2014 to December 31, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

INFINERA CORPORATION
(Registrant)
By:	/s/ BRAD FELLER	May 28, 2015
	Brad Feller	(Date)
Chief Financial Officer